Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Westinghouse resolves technology export dispute with Korean Companies

Saskatoon, Saskatchewan, Canada, January 16, 2025 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) is pleased to announce and support the resolution reached by Westinghouse Electric Company (Westinghouse) in its intellectual property dispute with Korea Electric Power Corporation and Korea Hydro & Nuclear Power Co., Ltd., (collectively KEPCO and KHNP).

“This is a positive outcome for both parties, which we believe facilitates bringing world-leading reactor technology and related competencies in engineering, construction services, maintenance, fuel supply, and training to the global market,” said Tim Gitzel, Cameco’s President and Chief Executive Officer. “With more than 30 countries and over 100 companies pledging to triple nuclear capacity by 2050, the demand for nuclear power is undeniable. This agreement strengthens the industry’s ability to provide carbon-free, reliable, dispatchable baseload electricity to help achieve climate, energy and national security objectives.”

Implementation of the settlement agreement that resolves the dispute establishes a framework for additional deployments to the mutual benefit of Westinghouse, KEPCO and KHNP.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: our belief that the resolution of the dispute will facilitate bringing technology and related competencies to the global market; our views regarding the demand for nuclear power; our view that the agreement will strengthen the industry’s ability to achieve certain objectives; and our expectation that implementation of the agreement establishes a framework for mutually beneficial additional deployments. Material risks that could lead to different results include the risk that the agreement will not have the expected implications for the global market or strengthen the industry’s ability to achieve its objectives, and the risk that additional mutually beneficial deployments may not occur. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about the implications of the agreement for the global market and the industry’s ability to achieve its objectives, and the potential for mutually beneficial additional deployments. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com